UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 7 January 2025, London UK

GSK's B7-H3-targeted antibody-drug conjugate, GSK'227, receives US FDA Breakthrough Therapy Designation in late-line relapsed or refractory osteosarcoma

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Regulatory designation based on promising early data in this rare bone cancer

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Breakthrough Therapy Designation granted to drugs with potential to show improvement for serious conditions

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There are no FDA-approved treatments for patients with osteosarcoma who have progressed on two prior lines of therapy

GSK plc (LSE/NYSE: GSK) announced today that the US Food and Drug Administration (FDA) has granted Breakthrough Therapy Designation for GSK5764227 (GSK'227), its B7-H3-targeted antibody-drug conjugate (ADC) being evaluated for the treatment of adult patients with relapsed or refractory osteosarcoma (bone cancer) who have progressed on at least two prior lines of therapy. The Breakthrough Therapy Designation aims to expedite the development and review of drugs with the potential to treat a serious condition and where preliminary clinical evidence may indicate substantial improvement over currently available therapy.[1] This is the third regulatory designation for GSK'227, following the European Medicines Agency's decision to grant Priority Medicines (PRIME) designation and the FDA's decision to grant Breakthrough Therapy Designation for relapsed or refractory extensive-stage small-cell lung cancer in August 2024 and December 2024, respectively. [2],[3]

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "This latest regulatory designation for GSK'227 exemplifies the potential of our targeted ADC in patients with difficult to treat cancers. For patients with relapsed or refractory osteosarcoma, there is an urgent unmet medical need with no approved treatment options once the cancer returns a second time, and chemotherapy provides limited benefit in this setting."

The US FDA's Breakthrough Therapy Designation is supported by data from the ARTEMIS-002 study. This is a phase II, open-label, randomised, multi-centre, clinical trial evaluating the efficacy and safety of GSK'227 in patients with relapsed or refractory osteosarcoma and other unresectable bone and soft tissue sarcomas, conducted by Hansoh Pharma. More than 60 patients were enrolled, including 42 patients with osteosarcoma. Results from ARTEMIS-002 were presented at the 2024 American Society of Clinical Oncology Annual Meeting.[4] Last year, GSK acquired exclusive worldwide rights (excluding China's mainland, Hong Kong, Macau, and Taiwan) from Hansoh Pharma to progress clinical development and commercialisation of GSK'227. GSK recently began a global phase I trial (NCT06551142) as a part of the development plan to support a registrational pathway for GSK'227.

Osteosarcoma mainly affects children and young adults and is the most common primary bone cancer, accounting for 20-40% of all bone cancers.[5] It is a rare disease with an annual incidence of 3.3 patients per million in the US, representing less than 1% of all new cancer diagnoses.[6],[7] Approximately 20-30% of patients who present with localised (non-metastatic) osteosarcoma and 80% of those who present with metastatic osteosarcoma experience relapsed or refractory disease.[8] Following first-line chemotherapy, treatment options for patients with relapsed or refractory osteosarcoma are severely limited, with no clear standard of care available.[9] After patients progress on two prior lines of treatment, options become even more limited, with no approved therapies.

About GSK'227
GSK'227, also known as HS-20093, is a novel investigational B7-H3-targeted antibody-drug conjugate composed of a fully human anti-B7-H3 monoclonal antibody covalently linked to a topoisomerase inhibitor payload. HS-20093 is being developed by Hansoh Pharma for the treatment of lung cancer, sarcoma, head and neck cancers and other solid tumours in multiple phase I, II and III clinical trials in China. GSK's global phase I trial for GSK'227 began in August 2024.

GSK in oncology
Oncology is an emerging therapeutic area for GSK where we are committed to maximising patient survival with a current focus on haematologic malignancies, gynaecologic cancers, and other solid tumours through breakthroughs in immuno-oncology and tumour-cell targeting therapies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore / Dan Smith / Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q3 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
[1] US Food and Drug Administration. Breakthrough Therapy. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/breakthrough-therapy
[2] GSK. GSK receives US FDA Breakthrough Therapy Designation for its B7-H3-targeted antibody-drug conjugate in relapsed or refractory extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-receives-us-fda-breakthrough-therapy-designation/.

[3] GSK. GSK's B7-H3-targeted antibody-drug conjugate, GSK'227, receives EMA Priority Medicines (PRIME) Designation in relapsed extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/b7-h3-targeted-antibody-drug-conjugate-receives-ema-priority-medicines-designation-in-relapsed-extensive-stage-small-cell-lung-cancer/.
[4] Lu Xie et al., ARTEMIS-002: Phase 2 study of HS-20093 in patients with relapsed or refractory osteosarcoma JCO 42, 11507-11507(2024).
DOI:10.1200/JCO.2024.42.16_suppl.11507
[5] Valery PC, Laversanne M, Bray F. Bone cancer incidence by morphological subtype: a global assessment. Cancer Causes Control. 2015;26(8):1127-39.
[6] Cole S, Gianferante DM, Zhu B, et al. Osteosarcoma: A surveillance, epidemiology, and end results program-based analysis from 1975 to 2017. Cancer. 2022;128(11):2107-18.
[7] Mirabello L, Troisi RJ, Savage SA. International osteosarcoma incidence patterns in children and adolescents, middle ages and elderly persons. Int J Cancer. 2009;125(1):229-34.
[8] Durfee RA, Mohammed M, Luu HH. Review of Osteosarcoma and Current Management. Rheumatol Ther. 2016 Dec;3(2):221-243. doi: 10.1007/s40744-016-0046-y. Epub 2016 Oct 19. PMID: 27761754; PMCID: PMC5127970.
[9] National Comprehensive Cancer Network (NCCN). NCCN clinical practice guidelines in oncology (NCCN Guidelines): bone cancer. August 20, 2024. Version 1.2025. Accessed 24 October 2024. https://www.nccn.org/professionals/physician_gls/pdf/bone.pdf.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: January 07, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc